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                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549

                                   FORM 6-K
                       Report of Foreign Private Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
               Date of Report (Date of earliest event reported):
                                  May 3, 2000

                       Commission File Number  000-27663

                            SATYAM INFOWAY LIMITED
            (Exact name of registrant as specified in its charter)
                                Not Applicable
                (Translation of registrant's name into English)
                               Republic of India
                (Jurisdiction of incorporation or organization)
                              Maanasarovar Towers
             271-A, Anna Salai, Teynampet, Chennai 600 018, India
                               (91) 44-435-3221
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20F   X    Form 40 F
                                              -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No
-----     -----
            X
If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
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Item 7. Financial Statements and Exhibits.

    (c)  Exhibits:

         99.1  Proxy Information Statement to Holders of Equity Shares.


         99.2 Proxy Information Statement to Holders of American Depositary Shares.

         99.3  Proxy Form.
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                                  SIGNATURES



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date:  May 3, 2000        SATYAM INFOWAY LIMITED



                               By:  /s/ T.R. Santhanakrishnan
                                    --------------------------
                                    Name:  T.R. Santhanakrishnan
                                    Title:  Chief Financial Officer
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                                 EXHIBIT INDEX


Exhibit Number    Description
--------------    -----------

99.1              Proxy Information Statement to Holders of Equity Shares.

99.2              Proxy Information Statement to Holders of American Depositary
                  Shares.

99.3              Proxy Form.